Toro Ventures Inc.
12340 Seal Beach Blvd
Suite #B-190
Seal Beach, CA 90740

July 31, 2009

By Facsimile to (202) 772-9369 and US Mail

John Cannarella
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

CC:	Mr. Bill MacDonald, Esq. (attorney for Toro Ventures- Fax (604) 681-4760 )

Re:	Toro Ventures Inc.
Form 10-KSB for the Fiscal Year Ended June 30, 2008
Response Letter Dated July 7, 2009
File No. 000-51974

Dear Mr. Cannarella,

I received your letter inquiry request for information dated July 28, 2009.

I respectfully request an extension of time to prepare the response. I request that the United States Securities and Exchange Commission allow me to prepare this response within 30 days (by approximately August 31, 2009)

I will do my utmost to respond prior to that time and I trust that this request will find with your favor. You can contact me by phone at (310) 245-4160 and/or by email to ToroVentures@gmail.com or to our corporate attorney fax (604) 681-4760.

Sincerely,

Gregory Rotelli
Toro Ventures Inc.